UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 9, 2015

Commission file number 001-14998

Atlas Pipeline Partners, L.P.

(Exact name of registrant as specified in its charter)

Delaware	23-3011077
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Park Place Corporate Center One

1000 Commerce Drive, Suite 4th Floor

Pittsburgh, PA 15275

(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code: (877) 950-7473

(Former name or former address, if changed since last report)

Check the appropriate box if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (127 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (27 CFR 240.14d-2 (b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (27 CFR 240.13e-4(c))

Item 8.01. Other Events.

Atlas Pipeline Partners, L.P. (NYSE: APL; “APL”) is making the following supplemental disclosures to the definitive proxy statement/prospectus on Schedule 14A (the “Proxy Statement/Prospectus”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by APL on January 22, 2015, in connection with the proposed settlement of certain litigation relating to the Agreement and Plan of Merger, dated as of October 13, 2014, by and among Targa Resources Corp., Targa Resources LP, Targa Resources GP LLC, Trident MLP Merger Sub LLC, Atlas Energy, L.P., APL and Atlas Pipeline Partners GP, LLC (the “APL Merger Agreement”), pursuant to which, among other things, subject to the terms and conditions thereof, TRP would acquire APL in a merger between APL and MLP Merger Sub LLC (the “APL Merger”). Pursuant to the proposed settlement, APL has agreed to provide the additional information set forth below under the heading “Supplement to Definitive Proxy Statement.” The following supplemental disclosures should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Proxy Statement/Prospectus, the information contained herein supersedes the information contained in the Proxy Statement/Prospectus. Defined terms used but not defined herein have the meanings set forth in the Proxy Statement/Prospectus.

As previously disclosed on pages 27 and 91-92 of the Proxy Statement/Prospectus, five public unitholders of APL filed putative class action lawsuits against APL, the other parties to the APL Merger Agreement and certain of their managers. These lawsuits are styled (a) Michael Evnin v. Atlas Pipeline Partners, L.P., et al., in the Court of Common Pleas for Allegheny County, Pennsylvania; (b) William B. Federman Family Wealth Preservation Trust v. Atlas Pipeline Partners, L.P., et al., in the District Court of Tulsa County, Oklahoma; (the “Tulsa Lawsuit”) (c) Greenthal Living Trust U/A 01/26/88 v. Atlas Pipeline Partners, L.P., et al., in the Court of Common Pleas for Allegheny County, Pennsylvania; (d) Mike Welborn v. Atlas Pipeline Partners, L.P., et al., in the Court of Common Pleas for Allegheny County, Pennsylvania; and (e) Irving Feldbaum v. Atlas Pipeline Partners, L.P., et al., in the Court of Common Pleas for Allegheny County, Pennsylvania (together, the “APL Lawsuits”). The Evnin, Greenthal, Welborn and Feldbaum APL Lawsuits have been consolidated as In re Atlas Pipeline Partners, L.P. Unitholder Litigation, Case No. GD-14-019245, in the Court of Common Pleas for Allegheny County, Pennsylvania (the “Consolidated APL Lawsuit”). The Tulsa Lawsuit was voluntarily dismissed on February 4, 2015.

On February 9, 2015, the defendants reached an agreement with the plaintiffs in the Consolidated APL Lawsuit regarding a settlement of that action. That agreement is reflected in a Memorandum of Understanding that outlines the terms of the parties’ agreement to settle, dismiss and release all claims which were or could have been asserted in the Consolidated APL Lawsuit, and is subject to court approval. Defendants agreed to the memorandum of understanding solely to avoid the uncertainty, risk, burden, and expense inherent in litigation and without admitting or denying that further supplemental disclosure is required under any applicable rule, statute, regulation or law. The memorandum of understanding is conditioned upon, among other things, the execution of an appropriate stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including judicial approval of the proposed settlement contemplated by the memorandum of understanding, following notice to APL unitholders. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the Court of Common Pleas for Allegheny County, Pennsylvania will consider the fairness, reasonableness, and adequacy of the proposed settlement. If the proposed settlement is finally approved by the court, it is anticipated that the settlement will result in a release of all claims that were or could have been brought by plaintiffs or any member of the putative class of APL unitholders that they purport to represent challenging any aspect of or otherwise relating to the Transactions, any actions, deliberations or negotiations in connection with the Transactions or any agreements, disclosures, or events related thereto, including the ATLS Merger Agreement, the APL Merger Agreement and the disclosures made in connection therewith, and that the APL Lawsuits will be dismissed with prejudice. In addition, in connection with the proposed settlement, the parties contemplate that plaintiffs’ counsel will file a petition for an award of attorneys’ fees and expenses, which the defendants may oppose. APL or its successor will pay or cause to be paid those attorneys’ fees and expenses awarded by the court. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve the settlement. In either event, or certain other circumstances specified in the memorandum of understanding, the proposed settlement as contemplated by the memorandum of understanding may be terminated. The settlement will not affect, among other things, the consideration to be paid to APL’s unitholders in connection with the APL Merger.

As previously disclosed in the Proxy Statement/Prospectus, a special meeting is being held on February 20, 2015, at 10:00 a.m., local time, at the Sofitel Philadelphia, 120 South 17th Street, Philadelphia, Pennsylvania 19103, for the purpose of considering and voting upon, among other things, the APL Merger Agreement and the APL Merger. The managing board of APL GP, acting upon the unanimous recommendation of the conflicts committee of the managing board, recommends that the APL unitholders vote “FOR” the proposal to approve and adopt the APL Merger Agreement and to approve the APL Merger.

SUPPLEMENTAL DISCLOSURE

(1)	The section of the proxy statement/prospectus entitled “The Transactions—Background of the Atlas Mergers” is hereby supplemented as follows:

(A)	The following is hereby inserted immediately following the last sentence of the fortieth paragraph of such section:

“The APL GP Conflicts Committee was established, among other reasons, because ATLS owned the controlling general partnership interest in APL. A special committee was not created by the ATLS GP Board for several reasons, including that APL did not own a controlling general partnership interest in ATLS.”

(B)	The following is hereby inserted immediately following the last sentence of the forty-sixth paragraph of such section:

“Deutsche Bank and Citi were selected as financial advisors because of their reputations, qualifications, experience in mergers and acquisitions and familiarity with ATLS, APL and their respective businesses and industries.”

(C)	The following is hereby inserted immediately following the last sentence of the fifty-second paragraph of such section:

“The APL GP Conflicts Committee also considered retaining Deutsche Bank as its financial advisor prior to its engagement to act as an additional financial advisor to ATLS.”

(D)	The following is hereby inserted immediately following the last sentence of the fifty-third paragraph of such section:

“Mr. Cohen expressed his belief that the proposals from TRC and TRP would be superior for APL because, among other reasons, such proposals included attractive offers for APL and ATLS, while certain others only made offers for, or only expressed interest in, ATLS.”

(E)	The following new paragraph is hereby inserted immediately following the end of the eightieth paragraph of such section:

“That day, a representative from Company D contacted Jonathan Cohen and advised him that an affiliate of Company D was considering making an offer to merge with APL. Although the representative from Company D stated that its affiliate was on track to extend a formal merger offer at a premium to APL, no such offer was ultimately made. The representative from Company D also informed Mr. Cohen that the most recent proposal from Company D for ATLS remained firm.”

(F)	The following is hereby inserted immediately following the second sentence of the last paragraph of such section:

“As revised, the implied equity valuation ranges for APL generally decreased with respect to Stifel’s discounted cash flow and discounted distribution analyses and generally increased with respect to Stifel’s selected companies analysis, and the implied equity valuation ranges for TRP generally decreased with respect to Stifel’s discounted cash flow, discounted distribution and selected companies analyses. Among others, the implied equity valuation ranges for APL in Stifel’s discounted cash flow analysis, as revised, decreased from $39-$45 per unit to $38-$44 per unit and the implied equity valuation ranges for APL in Stifel’s discounted distribution analysis, as revised, decreased from $40-$46 per unit to $37-$43 per unit.”

(2)	The section of the proxy statement/prospectus entitled “The Transactions—Opinion of the APL GP Conflicts Committee’s Financial Advisor” is hereby supplemented as follows:

(A)	The fourth sentence of the paragraph in the section entitled “Analysis of APL—Discounted Cash Flow Analysis” is hereby amended and restated as follows:

“Stifel calculated projected unlevered free cash flow, defined as EBITDA less maintenance capital expenditures, cash taxes and preferred dividends, for the second half of calendar year 2014 through calendar year 2018 as derived by Stifel by applying assumptions that Stifel believed reasonable based on its knowledge of APL and MLPs to the projected financial information provided by APL’s management and discounted these cash flows and the terminal value to present values using discount rates of 9.0% – 10.0%, based on APL’s weighted average cost of capital (“WACC”) using the Capital Asset Pricing Model (“CAPM”), which takes into account certain company-specific metrics, including a company’s equity value and historical beta, as well as certain financial metrics for the United States financial markets generally.”

(B)	The fourth sentence of the paragraph in the section entitled “Analysis of APL—Discounted Distribution Analysis” is hereby amended and restated as follows:

“Stifel calculated projected distributions per APL common unit, defined as EBITDA less interest expense, maintenance capital expenditures and certain other expenses, for the second half of calendar year 2014 through calendar year 2018 as derived by Stifel by applying assumptions that Stifel believed reasonable based on its knowledge of APL and MLPs to the projected financial information provided by APL’s management and discounted these distributions and the terminal value to present values using APL’s estimated cost of equity discount rates of 11.0% – 12.0%, derived from APL’s CAPM, which takes into account certain company-specific metrics, including a company’s equity value and historical beta, as well as certain financial metrics for the United States financial markets generally.”

(C)	The first sentence of the first paragraph in the section entitled “Analysis of APL—Selected Precedent Transactions Analysis” is hereby amended and restated as follows:

“Based on public and other information available to Stifel, Stifel calculated and compared the multiples of total enterprise value (“TEV”) to last twelve months (“LTM”) and one-year forward (“NTM”) EBITDA implied in the APL Merger for APL (“TEV/LTM EBITDA” and “TEV/NTM EBITDA,” respectively) to the corresponding multiples implied in the following 14 selected transactions which occurred since 2011 involving target companies with gathering and processing assets that Stifel deemed to have certain characteristics that were similar to those of APL, although Stifel noted that none of the selected transactions or the selected companies that participated in the selected transactions were directly comparable to the APL Merger or APL:”

(D)	The first table in the section entitled “Analysis of APL—Selected Precedent Transactions Analysis” is hereby amended and restated as follows:

Announcement Date	Acquirer	Target	TEV/LTM EBITDA	TEV/NTM EBITDA
4/30/14	EQT Midstream Partners, LP	EQT Corporation	—	10.7x
12/23/13	Regency Energy Partners LP	Eagle Rock Energy Partners, L.P.	—	11.5x
10/21/13	Devon Energy Corporation	Crosstex Energy, L.P.	18.7x	11.6x
10/10/13	Regency Energy Partners LP	PVR Partners, L.P.	18.4x	13.2x
5/6/13	Inergy Midstream, L.P.	Crestwood Holdings LLC	13.0x	12.2x
4/16/13	Atlas Pipeline Partners, L.P.	TEAK Midstream, L.L.C.	—	9.0x
2/28/13	Regency Energy Partners LP	Energy Transfer Equity, L.P.	—	15.7x
1/30/13	Kinder Morgan Energy Partners, L.P.	Copano Energy, L.L.C.	18.4x	14.7x
12/3/12	Atlas Pipeline Partners, L.P.	Cardinal Midstream, LLC	—	10.0x
6/8/12	Global Infrastructure Partners	Chesapeake Energy Corporation	14.5x	11.0x
12/28/11	Chesapeake Midstream Partners, L.P.	Chesapeake Energy Corporation	—	8.6x
12/12/11	MarkWest Energy Partners, L.P.	The Energy & Minerals Group	—	15.5x
5/5/11	Kinder Morgan Energy Partners, L.P.	Petrohawk Energy Corporation	—	8.0x
3/22/11	Anadarko Petroleum Corporation	BP America Production Company’s interest in processing plant	—	8.8x

(E)	The second table in the section entitled “Analysis of APL—Selected Precedent Transactions Analysis” is hereby amended and restated as follows:

Multiple:	1st Quartile	Median	Mean	3rd Quartile	Range of Multiples Utilized in the Analysis	Proposed Transaction
TEV/LTM EBITDA	14.5x	18.4x	16.6x	18.4	14.5x – 18.4x	16.4x
TEV/NTM EBITDA	9.3x	11.2x	11.5x	13.0x	9.3x – 13.0x	12.0x

(F)	The paragraph immediately following the second table in the section entitled “Analysis of APL—Selected Precedent Transactions Analysis” is hereby amended and restated as follows:

“Based on its review of the precedent transactions, Stifel applied the selected multiples to the corresponding LTM and NTM EBITDA of APL, in each case as provided by APL’s management.”

(G)	The third table in the section entitled “Analysis of APL—Selected Precedent Transactions Analysis” is hereby amended and restated as follows:

Benchmark:	Range of Implied Equity Values per Common Unit
TEV/LTM EBITDA	$32 – $46
TEV/NTM EBITDA	$26 – $44

(H)	The following is hereby inserted following the first table in the section entitled “Analysis of APL—Selected Company Analysis”:

“ The following table sets forth the multiples for each of the selected comparable companies used in this analysis:”

Company	TEV / 2015E Adjusted EBITDA	TEV / 2016E Adjusted EBITDA	2015E P/DCF	2015E Yield
Crestwood Midstream Partners LP.	11.4x	9.2x	10.8x	10.0%
DCP Midstream Partners, LP	14.2x	11.4x	16.2x	6.3%
Enable Midstream Partners, LP	10.8x	10.0x	15.3x	5.7%
MarkWest Energy Partners, L.P.	14.8x	12.0x	16.3x	6.4%
Regency Energy Partners LP	12.5x	11.6x	13.7x	7.1%
Summit Midstream Partners, LP	12.4x	10.1x	17.5x	5.4%
Targa Resources Partners LP	12.3x	11.5x	15.3x	5.4%

(I)	The fourth sentence of the paragraph in the section entitled “Analysis of TRP—Discounted Cash Flow Analysis” is hereby amended and restated as follows:

“Stifel calculated projected unlevered free cash flow, defined as EBITDA less maintenance capital expenditures and cash taxes, for the second half of calendar year 2014 through calendar year 2018 as derived by Stifel by applying assumptions that Stifel believed reasonable based on its knowledge of TRP and MLPs to the projected financial information provided by TRP’s management and discounted these cash flows and the terminal value to present values using discount rates of 8.0% – 9.0%, based on TRP’s WACC using CAPM, which takes into account certain company-specific metrics, including a company’s equity value and historical beta, as well as certain financial metrics for the United States financial markets generally.”

(J)	The following is hereby inserted following the first table in the section entitled “Analysis of TRP—Selected Company Analysis”:

“ The following table sets forth the multiples for each of the selected comparable companies used in this analysis:”

Company	TEV / 2015E Adjusted EBITDA	TEV / 2016E Adjusted EBITDA	2015E P/DCF	2015E Yield
Crestwood Midstream Partners LP.	11.4x	9.2x	10.8x	10.0%
DCP Midstream Partners, LP	14.2x	11.4x	16.2x	6.3%
Enable Midstream Partners, LP	10.8x	10.0x	15.3x	5.7%
MarkWest Energy Partners, L.P.	14.8x	12.0x	16.3x	6.4%
Regency Energy Partners LP	12.5x	11.6x	13.7x	7.1%
Summit Midstream Partners, LP	12.4x	10.1x	17.5x	5.4%
Atlas Pipeline Partners, L.P	11.6x	9.3x	12.1x	7.9%

(K)	The following is hereby inserted as a new subsection immediately after the last paragraph of such section:

“APL Financial Advisor

Citi also acted as financial advisor to APL in connection with the Atlas Mergers, although Citi was not requested to, and it did not, render an opinion with respect to the APL Merger Consideration as part of its services. Atlas have agreed to pay Citi for its services in connection with the Atlas Mergers an aggregate fee of $15 million, of which $3.5 million is payable contingent upon consummation of the ATLS Merger and $10 million is payable contingent upon consummation of the APL Merger. In addition, Atlas have agreed to reimburse Citi for certain expenses, including reasonable fees and expenses of counsel, and to indemnify Citi and certain related parties against liabilities, including liabilities under federal securities laws, arising from Citi’s engagement. Citi expects that it and certain of its affiliates will be acting as joint bookrunner for, and as a lender under, certain financings to be undertaken in connection with the Spin-Off, for which services Citi and such affiliates will receive an aggregate fee currently estimated to be approximately $2.3 million.”

(3)	The section of the proxy statement/prospectus entitled “The Transactions—Unaudited Financial Projections of TRP and APL—Unaudited Prospective Financial Information of APL” is hereby supplemented as follows:

(A)	The table following the heading for such section is hereby amended by adding the following rows to such table immediately below the row labeled “Growth Capital Expenditures”:

	2015E	2016E	2017E	2018E	2019E
	($ in millions, except per share/unit amounts)
Maintenance Capital Expenditures	$37	$36	$40	$37	$43
Interest Expense	$102	$128	$160	$166	$186
Other	$15	$11	$11	$11	$11

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements that involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned that any forward-looking information is not a guarantee of future performance. Risks and uncertainties related to the proposed transaction include, among others: the risk that ATLS’s or APL’s unitholders or TRC’s stockholders do not approve the mergers; the risk that the merger agreement is terminated as a result of a competing proposal, the risk that regulatory approvals required for the mergers are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the mergers are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the mergers; uncertainties as to the timing of the mergers; competitive responses to the proposed merger; costs and difficulties related to the integration of ATLS’s and APL’s businesses and operations with TRC’s and TRP’s business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the mergers; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; unexpected costs, charges or expenses resulting from the mergers; litigation relating to the merger; the outcome of potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions; and

other risks, assumptions and uncertainties detailed from time to time in ATLS’, Atlas Resource Partners, L.P.’s and APL’s reports filed with the SEC, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K. Forward-looking statements speak only as of the date hereof, and we assume no obligation to update such statements, except as may be required by applicable law.

Where to Obtain Additional Information

In connection with the proposed transaction, Targa Resources Corp. (“TRC”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Atlas Energy, L.P. (“ATLS”) and TRC and a prospectus of TRC (the “TRC joint proxy statement/prospectus”). In connection with the proposed transaction, TRC plans to mail the definitive TRC joint proxy statement/prospectus to its shareholders, and ATLS mailed the definitive TRC joint proxy statement/prospectus to its unitholders on or about January 22, 2015.

Also in connection with the proposed transaction, Targa Resources Partners LP (“TRP”) has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Atlas Pipeline Partners, L.P. (“APL”) and a prospectus of TRP (the “TRP proxy statement/prospectus”). In connection with the proposed transaction, APL mailed the definitive TRP proxy statement/prospectus to its unitholders on or about January 22, 2015.

INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE TRC JOINT PROXY STATEMENT/PROSPECTUS, THE TRP PROXY STATEMENT/ PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TRC, TRP, ATLS AND APL, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the TRC joint proxy statement/prospectus, the TRP proxy statement/prospectus and other filings containing information about TRC, TRP, ATLS and APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRC and TRP may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002, calling (713) 584-1000 or emailing jkneale@targaresources.com. These documents may also be obtained for free from TRC’s and TRP’s investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com. These documents may also be obtained for free from ATLS’s investor relations website at www.atlasenergy.com. The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com. These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.

Participants in the Solicitation Relating to the APL Merger

TRC, TRP, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from TRC, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that will be described in the TRC joint proxy statement/prospectus and TRP proxy statement/prospectus. Information regarding TRC’s directors and executive officers is contained in TRC’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of TRP’s general partner is contained in TRP’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

A more complete description is available in the TRC joint proxy statement/prospectus and the TRP proxy statement/prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ATLAS PIPELINE PARTNERS, L.P.

	By:	Atlas Pipeline Partners GP, LLC, its general partner

February 11, 2015	By:	/s/ Robert W. Karlovich, III
Robert W. Karlovich, III
Chief Financial Officer of the General Partner